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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                AMENDMENT NO. 5
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                REVCO D.S., INC.
                           (Name of Subject Company)

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                                REVCO D.S., INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  761339 10 0
                     (CUSIP Number of Class of Securities)

                              JACK A. STAPH, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                REVCO D.S., INC.
                            1925 ENTERPRISE PARKWAY
                             TWINSBURG, OHIO 44087
                                 (216) 425-9811
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH A COPY TO:

                            MICHAEL K.L. WAGER, ESQ.
                     BENESCH, FRIEDLANDER, COPLAN & ARONOFF
                            2300 BP AMERICA BUILDING
                               200 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 363-4500

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     Revco D.S., Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on December 4, 1995, with respect to a tender offer by Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), to purchase 35,144,833 shares of common stock, par value $.01 per share, of the Company (the "Shares"), at a price of $27.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 1995 and the related Letter of Transmittal (which, as amended from time to time, constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     On February 23, 1996, Parent issued a press release which announced that Parent has voluntarily agreed with the Federal Trade Commission to extend the Hart-Scott-Rodino waiting period in connection with Parent's proposed acquisition of the Company until Friday, March 8, 1996. Accordingly, Parent and the Purchaser also announced that Parent and the Purchaser have extended the expiration date of the Offer to 11:59 p.m., New York City time, on Friday, March 8, 1996. The Offer had previously been scheduled to expire at 11:59 p.m., New York City time, on Friday, February 23, 1996.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1996

                                            REVCO D.S., INC.

                                            By: /s/ Jack A. Staph
                                              Name: Jack A. Staph
                                                Title: Senior Vice President,
                                                Secretary and General Counsel

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